FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Killinger Kerry K.	2. Issuer Name and Ticker or Trading Symbol SAFECO Corporation (SAFC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Washington Mutual Bank 1201 3rd Avenue, 15th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 5, 2003
(Street) Seattle, WA 98101-3015		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units	1 for 1	02/05/03		A		259.441		(1)	(2)	Common	259.441	$34.69	259.441	D

Explanation of Responses:

(1) These Phantom Stock Units were acquired under the SAFECO Corporation Deferred Compensation Plan for Directors and will be settled in cash following termination of the reporting person's service as a director of SAFECO Corporation.
(2) These Phantom Stock Units were acquired under the SAFECO Corporation Deferred Compensation Plan for Directors and will be settled in cash following termination of the reporting person's service as a director of SAFECO Corporation.

By: /s/ Catherine Romero Wright Attorney-in-Fact for Kerry K. Killinger **Signature of Reporting Person	February 7, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Power of Attorney

 The undersigned hereby constitutes and appoints Stephanie Daley-Watson, Catherine Romero Wright,
So Young Kwon and Karri Harrington, and each of them, his or her true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director, and/or person who holds more than 10% of the stock of SAFECO Corporation (the "Company"), Forms 3, Forms 4,
and Forms 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, Forms 4, or Forms 5 and timely file any such forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact and her substitute or substitutes, shall lawfully do or cause to be done pursuant to this power of attorney.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the
Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, Forms 4, and Forms 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the attorneys-in-fact.

The undersigned has caused this Power of Attorney to be executed as of this 6th day of January, 2003.

      /s/ Kerry K. Killinger
      Signature

      Kerry K. Killinger
      Print Name